SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                          Amendment No. 3
                                to
                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                       Hills Stores Company
                         (Name of Issuer)


                   Common Stock, $.01 par value
                  (Title of Class of Securities)



                             431692102
                           (CUSIP Number)



                       David P. Levin, Esq.
         Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                         919 Third Avenue
                    New York, New York  10022
                          (212) 715-9100
               (Name, Address and Telephone Number of
                Person Authorized to Receive Notices
                        and Communications)


                          August 10, 1994
               (Date of Event which Requires Filing
                         of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/

                            Page 1 of 13 pages

                           SCHEDULE 13D

CUSIP No.  431692102                           Page 2 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                       13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                              /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

7)   SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           813,498 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             813,498 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     813,498 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.1% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN

                           SCHEDULE 13D

CUSIP No.  431692102                           Page 3 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN FOCUS FUND L.P.           13-3746015

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY



4)   SOURCE OF FUNDS

          WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                              /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

7)   SOLE VOTING POWER
                      Not Applicable
    NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           86,100 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             86,100 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     86,100 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .9% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN

                           SCHEDULE 13D

CUSIP No.  431692102                           Page 4 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                              /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          BRITISH VIRGIN ISLANDS

7)   SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           380,264 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             380,264 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     380,264 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.9% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO

                           SCHEDULE 13D

CUSIP No.  431692102                           Page 5 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS, L.P.                    13-3544838

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                              /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

7)   SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           899,598 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             899,598 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     899,598 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN

                           SCHEDULE 13D

CUSIP No.  431692102                           Page 6 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS INC.                     13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                              /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

7)   SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           1,279,862 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             1,279,862 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,279,862 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.6% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO

                           SCHEDULE 13D

CUSIP No.  431692102                           Page 7 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                              /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

7)   SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           1,279,862 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             1,279,862 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,279,862 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.6% (See Item 5)

14)  TYPE OF REPORTING PERSON
          IN

                 Amendment No. 3 to Schedule 13D

          This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994 and on July 28, 1994 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 3, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I.   Item 3 of the Schedule 13D, "Source and Amount of Funds or
     Other Consideration," is amended by adding the following paragraph:

          "Since July 28, 1994 (the date the Reporting Persons filed Amendment No. 2 to the Schedule 13D), Dickstein Focus has acquired 7,900 shares of Common Stock and 1,000 shares of Preferred Stock in the open market at a total cost of $182,098, and Dickstein International has acquired 48,500 shares of Common Stock and 4,000 shares of Preferred Stock in the open market at a total cost of $1,073,712. Such amounts were funded out of each entity's working capital, which may at any given time include margin loans made by brokerage firms in the ordinary course of business."

II. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following paragraph:

          "On August 10, 1994, representatives of the Reporting Persons had a meeting with representatives of management of the Company. At the meeting, there was a general discussion regarding enhancing shareholder values. The representatives of the Reporting Persons indicated their belief that the Company should enhance shareholder values through a stock repurchase program funded by debt and stated that, although no final decision had yet been reached, they were actively considering commencing a consent solicitation in order to replace four directors of the Company."

III.  Items 5(a) and 5(c) of the Schedule 13D, "Interest in
      Securities of the Issuer," are amended and restated in their entirety as follows:

          "(a) The Reporting Persons beneficially own an aggregate of 1,279,862 shares of Common Stock (including 387,397 shares which the Reporting Persons have the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 12.6% of the shares of Common Stock outstanding. Dickstein & Co. beneficially owns 813,498 of such shares of

Common Stock (including 287,066 shares which Dickstein & Co. has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 8.1% of the shares of Common Stock outstanding; Dickstein Focus beneficially owns 86,100 shares of Common Stock (including 13,800 shares which Dickstein Focus has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 0.9% of the shares of Common Stock outstanding; and Dickstein International beneficially owns 380,264 of such shares of Common Stock (including 86,531 shares which Dickstein International has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 3.9% of the shares of Common Stock outstanding.1/ Upon the resolution of all pre-petition claims pursuant to the Company's Plan of Reorganization (see Item
3), the Reporting Persons will be entitled to receive additional shares of Common Stock and Preferred Stock pursuant to such Plan of Reorganization.

          (c) Except as set forth on Schedule II annexed hereto and Schedule II to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common
Stock during the past 60 days. Except as indicated, all such purchases were effected in the open market."



____________________
1/ Percentages are based upon 9,772,095 shares of Common Stock stated to the Reporting Persons by the Company as being outstanding at July 27, 1994.

                            SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 11, 1994

                              DICKSTEIN & CO., L.P.

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P., the general partner
                              of Dickstein & Co., L.P.

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN INTERNATIONAL LIMITED

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              agent of Dickstein International
                              Limited

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN FOCUS FUND L.P.

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P., the general partner
                              of Dickstein Focus Fund L.P.

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN PARTNERS, L.P.

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P.

                              /s/ Alan Cooper
                              Name:  Alan Cooper

                              DICKSTEIN PARTNERS INC.

                              By:  Alan Cooper, as Vice President

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              /s/ Mark Dickstein
                              Name:   Mark Dickstein

                                                     Schedule II


                  TRANSACTIONS IN COMMON
                         STOCK OF
                    HILLS STORES COMPANY
                DURING THE PRECEEDING 60 DAYS


Shares Purchased by Dickstein International Limited


            Number of
            Shares    Price per
Date        Purchased Share     Commission         Total

8/8/94        9,000   $20.25     $  565.00    $ 182,815.00
8/9/94        8,500   $20.195    $  535.00    $ 172,192.50
8/10/94      31,000   $20.518    $1,835.00    $ 637,939.90

Shares Purchased by Dickstein Focus Fund, L.P.

            Number of
            Shares    Price per
Date        Purchased Share     Commission         Total

8/8/94        1,000   $20.25      $  85.00    $ 20,335.00
8/9/94        1,500   $20.195     $ 115.00    $ 30,407.50
8/10/94       5,400   $20.518     $ 349.00    $111,145.66

                TRANSACTIONS IN PREFERRED
                        STOCK OF
                   HILLS STORES COMPANY
              DURING THE PRECEEDING 60 DAYS

Shares Purchased by Dickstein International Limited

           Number of
           Shares        Price per
Date       Purchased     Share          Commission     Total

8/8/94      4,000        $20.125        $ 265.00    $ 80,765.00


Shares Purchased by Dickstein Focus Fund, L.P.

            Number of
            Shares        Price per
Date        Purchased     Share          Commission     Total

8/8/94       1,000        $20.125        $  85.00    $ 20,210.00